Exhibit 99.1

China Xiniya Fashion Limited Reports Fourth Quarter and Full Year 2012 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—April 2, 2013—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the fourth quarter of 2012 and for the full year of 2012. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Fourth Quarter 2012 Highlights

•         Revenue in the fourth quarter of 2012 increased by 10.3% to RMB532.5 million, as compared to RMB482.8 million in the fourth quarter of 2011, which exceeded the prior guidance of 4%-7%.

•         Gross margin was 32.3% in the fourth quarter of 2012 as compared to 35.1% in the fourth quarter of 2011.

•         Profit before taxation in the fourth quarter of 2012 declined by 50.1% to RMB74.8 million as compared to RMB150.0 million in the fourth quarter of 2011.

•         Net profit in the fourth quarter of 2012 declined by 50.6% to RMB55.6 million as compared to RMB112.5 million in the fourth quarter of 2011.

•         Earnings per ADS were $0.16 in the fourth quarter of 2012 as compared to $0.31 per ADS in the fourth quarter of 2011, and were below prior guidance of $0.17-$0.19 per ADS.

•         Xiniya’s network of authorized retailers had a net addition of 31 new retail outlets in the fourth quarter of 2012, consisting of 92 new retail outlets opened and 61 retail outlets closed, bringing the total number of authorized retail outlets to 1,710 as of December 31, 2012.

•         As of December 31, 2012, the Company, Mr. Qiming Xu - Xiniya's Chairman and Chief Executive Officer, and Mr. Chee Jiong Ng - Xiniya’s Chief Financial Officer, had purchased, through the public market pursuant to a written plan, an aggregate of $1,678,958, $186,540 and $46,631 worth of ADSs, respectively, or 1,070,827, 118,990 and 29,759 ADSs, all at an average price of $1.57, in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended.

Full Year 2012 Highlights

•         Total revenue in 2012 increased by 17.3% to RMB1,383.7 million, as compared to RMB1,180.0 million in 2011.

•         Gross margin decreased to 33.3% in 2012, as compared to 34.3% in 2011.

•         Earnings per ADS were $0.49 in 2012, as compared to $0.69 in 2011.

•         A net total of 103 new retail outlets were opened in 2012.

Recent developments

  The Company will hold its Fall and Winter Collections Sales Fair on Monday, April 15, 2013, in Xiamen City, Fujian Province. The Company’s distributors and authorized retailers will participate in this upcoming sales fair to place their purchase orders on the latest fall/winter collections with the Company. The Company will deliver the orders to its distributors in the second half of 2013. The distributors will then either deliver these products to authorized retailers or display them in the distributors’ retail outlets.

  In October 2012, the Company announced that the total order value from its biannual sales fair held in September 2012 in Xiamen, China increased by 2% as compared to the previous year.

  In November 2012, the Company opened its sixth and seventh flagship stores in Urumqi City, Xinjiang Province and Shenyang City, Liaoning Province. Both stores were opened and are operated by Xiniya's distributors. The flagship store located in Urumqi City, Xinjiang Province is 320 square meters, or 3,444 square feet, and complements 70 other Xiniya stores in Xinjiang Province as of September 30, 2012. The flagship store located in Shenyang City, Liaoning Province is 300 square meters, or 3,229 square feet, and complements 82 other Xiniya stores in Liaoning Province as of September 30, 2012.

Guidance

•         Revenue in RMB for the first quarter of 2013 is expected to increase by 1%-5%.

•         Earnings per ADS in the first quarter of 2013 are expected to be in the range of $0.05 –$0.09.

“Our strong revenue growth continued during the fourth quarter of 2012 as a result of the increased sales volumes from our expansion strategy,” said Mr. Qiming Xu, Chairman and Chief Executive Officer of Xiniya. “The softening Chinese economy in 2012 posed significant challenges to Xiniya, our distributors and authorized retailers as well as our competitors. The slower pace of growth affected consumer sentiment creating challenges for menswear retailers as China’s consumer tastes became increasingly more sophisticated and price sensitive. As a result, the aggressive discounting offered by other menswear brands to clear the industry wide buildup of inventory created further challenges. Faced with these challenges, we implemented numerous initiatives over the past year to strengthen our competitiveness. These included conducting training courses for our distributors and authorized retailers to strengthen retail management and enhance profitability as the refurbishment of our existing outlets continues, expanding existing outlet floor space, and implementing multi-level advertising and promotional campaigns for authorized outlets across 20 provinces in China. In an effort to improve the price competitiveness of our products, we have continued to reduce the retail prices of our spring and summer collections in 2013. While this reduces Xiniya’s gross margin, we plan on increasing the sales rebates given to our distributors to provide further financial support during the slowdown. We believe that these challenges will remain in the short-term, but our initiatives will enable us to overcome them in the long-term as we strengthen our competiveness and diligently work on our expansion strategy.”

Fourth Quarter 2012 Results

Revenue for the fourth quarter of 2012 was RMB532.5 million, compared with revenue of RMB482.8 million for the fourth quarter of 2011, which represents a 10.3% increase. The Company delivered approximately 1.82 million units during the fourth quarter of 2012, compared with 1.75 million units during the fourth quarter of 2011. The total retail outlet count as of December 31, 2012 was 1,710. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2011	As of December 31, 2012
Company-operated flagship stores	2	2
Managed by distributors	96	113
Distributor-operated flagship stores	3	5
Managed by department store chains	317	-
Managed by authorized retailers	1,189	1,590
Total outlet count	1,607	1,710

Although total outlet count increased by a net addition of 103 units since December 31, 2011, the number of outlets managed by department store chains decreased by 317 outlets. Of these 317 department store chain managed outlets, 301 outlets were converted to authorized retailer- managed retail outlets. This conversion was mainly due to the change in the business model used by the regional department store chain operators. In an effort to streamline their business, the regional department store chain operators shifted their business model focus from retailing directly to customers to leasing department store concession areas to retailers.

Gross profit increased to RMB171.8 million in the fourth quarter of 2012 from RMB169.6 million in the fourth quarter of 2011. Gross margin was 32.3% in the fourth quarter of 2012 as compared with 35.1% in the fourth quarter of 2011. The decrease in gross margin was primarily due to the sales rebates given to all the Company’s distributors during the fourth quarter of 2012 as opposed to the top twenty distributors that were given sales rebates during the same period last year, as well as the higher research and development expenses associated with the Company’s 2013 collections.

Interest and other income was RMB4.0 million in the fourth quarter of 2012 as compared to RMB6.9 million in the fourth quarter of 2011. The decrease was mainly due to the lower exchange gains in the fourth quarter of 2012 as compared to the fourth quarter of 2011.

Selling and distribution expenses in the fourth quarter of 2012 increased to RMB91.6 million from RMB17.4 million in the fourth quarter of 2011 mainly due to increases in advertising and promotional expenses of RMB35.0 million, training expenses of RMB14.2 million, rack expenses for authorized retail outlets of RMB13.4 million, brand consulting expenses of RMB9.3 million and sales fair expenses of RMB2.3 million.

  Advertising and promotional expenses were RMB43.8 million in the fourth quarter of 2012, arising mainly from advertising campaigns on China national television channel CCTV-12 and billboard advertisements across 20 provinces in China.

  The increase in training expenses related to the consultancy fees paid to external professional trainers for training provided to the distributors and authorized retailers across China. These training courses are expected to strengthen retail outlet management in the areas of retail inventory management, retail outlet managers and staff, and retail sales management. Also, these training courses are expected to enhance retail sales and reduce inventory levels at the retail channels.

  Since July 2011, as part of the Company’s overall strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished on or after July 2011. During the fourth quarter of 2012, the Company paid for shop rack, signage and various outlet-related accessories for 92 new retail outlets and refurbished 7 existing retail outlets.  The refurbishment of existing retail outlets is expected to upgrade the older retail store image, help to attract consumers into the retail stores, help to improve presentation of Xiniya’s apparel products to consumers and, eventually, enhance retail outlet sales. These expenses were approximately RMB18.1 million, or 3.4% of revenue, in the fourth quarter of 2012, compared with RMB4.7 million, or 1.0% of revenue during the fourth quarter of 2011.

  The brand consulting expenses were related to consultancy fees paid to an external consultant for devising promotional plans and activities for authorized retail outlets. These promotional plans and activities are expected to enhance retail sales of the authorized retail outlets and reduce inventory levels at the retail channels.

  The Company organizes two sales fair a year, usually in April for the fall and winter collections and in September for the spring and summer collections, for the distributors and authorized retailers to attend and place their orders with the Company. Sales fair expenses were RMB3.2 million in the fourth quarter of 2012, compared with RMB0.9 million in the fourth quarter of 2011. In fourth quarter of 2012, the Company engaged an external event organizer to design the theme, the layout, the catwalk show and other activities related to these sales fairs.

Administrative expenses increased to RMB9.5 million in the fourth quarter of 2012 from RMB9.1 million in the fourth quarter of 2011, primarily due to increase in staff salaries.

Profit before taxation was RMB74.8 million in the fourth quarter of 2012, compared with RMB150.0 million in the fourth quarter of 2011.

Income tax expense in the fourth quarter of 2012 was RMB19.1 million, compared with RMB37.5 million in the fourth quarter of 2011.

Profit after taxation for the fourth quarter of 2012 was RMB55.6 million, compared with RMB112.5 million in the fourth quarter of 2011.  Earnings per ADS were $0.16 in the fourth quarter of 2012, compared to $0.31 per ADS in the fourth quarter of 2011.

Financial Position

As of December 31, 2012, the Company had cash and cash equivalents of RMB1.1 billion, and time deposits held at banks with maturity over three months of RMB50.0 million.

As of December 31, 2012, the Company had trade receivables of RMB352.0 million, arising entirely from sales during the fourth quarter of 2012.  Trade receivables outstanding as of September 30, 2012 have been fully collected as of December 31, 2012.

Prepayments to suppliers are in connection with prepayments paid to the contract manufacturers for 2013 spring and summer orders.

Deposits received from distributors are in respect of payments made by distributors for 2013 spring and summer orders placed with the Company.

Full Year 2012 Results

Revenue for the full year 2012 totaled RMB1,383.7 million, compared with RMB1,180.0 for the full year 2011, representing a 17.3% increase.

Gross profit for the full year 2012 was RMB461.4 million, compared with RMB404.9 million for the full year 2011. Gross margin decreased from 34.3% in 2011 to 33.3% in 2012.

Profit before taxation for the full year 2012 was RMB235.7 million as compared to RMB334.1 million for the full year 2011, representing a 29.5% decrease.

Profit for the full year 2012 totaled RMB175.5 million, compared with RMB251.7 million for the full year 2011, representing a 30.3% decrease. Earnings per ADS were $0.49 in 2012, as compared to $0.69 in 2011.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Daylight Time (EDT) on April 3, 2013, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA:  1866 978 9970

- China:   8008 0361 03

- Hong Kong: 3027 5500

- International access: +852 3027 5500

Participant PIN Code: 448615#

A live webcast of the conference call will be available in  http://www.mzcan.com/cancast/us/index.php?id=usXNY_24&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through April 10, 2013 at 8 a.m. EDT.

The dial-in details for the replay are as follows:

- U.S. toll free number: 1866 753 0743

- China toll free number: 800 876 5016

- Hong Kong toll free number: +852 3027 5520

Conference ID: 168218#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.2301 on December 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,700 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands, except per share and per ADS amounts)

	Three months ended December 31			Twelve months ended December 31
	2011 RMB	2012 RMB	2012 USD	2011 RMB	2012 RMB	2012 USD

Revenue	482,763	532,483	85,469	1,180,036	1,383,687	222,097
Cost of sales	(313,161)	(360,658)	(57,889)	(775,137)	(922,326)	(148,043)
Gross profit	169,602	171,825	27,580	404,899	461,361	74,054

Interest and other income	6,909	4,042	649	24,616	18,953	3,042
Selling and distribution expenses	(17,406)	(91,620)	(14,706)	(72,154)	(214,132)	(34,371)
Administrative expenses	(9,137)	(9,476)	(1,521)	(23,267)	(30,491)	(4,894)
Profit before taxation	149,968	74,771	12,002	334,094	235,691	37,831
Income tax expense	(37,508)	(19,142)	(3,072)	(82,386)	(60,240)	(9,669)
Profit for the period	112,460	55,629	8,930	251,708	175,451	28,162
Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(3,634)	237	37	(18,536)	(586)	(94)
Total comprehensive income for the period	108,826	55,866	8,967	233,172	174,865	28,068
Earnings per share - basic and diluted (in RMB)	0.49	0.24	—	1.09	0.76	—
Earnings per ADS – basic and diluted (in USD)	0.31	—	0.16	0.69	—	0.49

Weighted average shares outstanding in the period (‘000)	231,449	228,198	228,198	231,844	229,544	229,544
Weighted average ADS outstanding in the period (‘000)	57,862	57,050	57,050	57,961	57,386	57,386

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of December 31,
	2011	2012	2012
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	17,662	15,512	2,490
Intangible assets	—	12,695	2,038
Deposit for land use right	8,854	8,854	1,421
Prepayments	674	—	—
Total non-current assets	27,190	37,061	5,949

Current assets
Cash and cash equivalents	1,031,930	1,096,103	175,937
Time deposits held at banks with maturity over three months	—	50,000	8,026
Trade receivables	335,152	351,989	56,498
Prepayments to suppliers	79,345	88,894	14,268
Inventories	3,908	10,157	1,630
Other receivables and prepayments	13,807	14,141	2,270
Total current assets	1,464,142	1,611,284	258,629

Total assets	1,491,332	1,648,345	264,578

Equity and liabilities
Equity
Share capital	77	77	12
Additional paid-in capital	526,818	519,077	83,318
Statutory reserve	94,067	112,138	17,999
Currency translation reserve	(18,536)	(19,122)	(3,069)
Retained earnings	631,569	790,837	126,938
Total equity	1,233,995	1,403,007	225,198

Current liabilities
Trade payables	83,630	90,563	14,536
Deposits received from distributors	98,200	101,600	16,308
Other payables and accruals	37,999	34,034	5,464
Current income tax payable	37,508	19,141	3,072
Total current liabilities	257,337	245,338	39,380

Total equity and liabilities	1,491,332	1,648,345	264,578

CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands)

	Twelve months ended December 31
	2011	2012	2012
	RMB	RMB	USD
		Unaudited	Unaudited
Cash flows from operating activities:
Profit before taxation	334,094	235,691	37,831
Adjustments for:
Depreciation for property, plant and equipment	1,646	4,643	745
Amortization for intangible assets	—	215	34
Loss on disposal of property, plant and equipment	—	957	154
Interest income	(14,445)	(17,458)	(2,802)
Foreign exchange gains	(8,969)	(387)	(62)
Interest expenses	968	263	42
Share-based compensation	823	1,888	303
Operating profit before working capital changes	314,117	225,812	36,245
Increase in trade receivable	(113,796)	(16,837)	(2,703)
Increase in prepayments to suppliers	(78,637)	(9,549)	(1,533)
Decrease/(increase) in inventories	1,750	(6,249)	(1,003)
Increase in other receivables and prepayments	1,811	5,480	880
Increase in trade payables	37,272	6,933	1,113
Increase in deposits received from distributors	98,200	3,400	546
Increase/(decrease) in other payables and accruals	7,359	(3,965)	(636)
Cash generated by operating activities	268,076	205,025	32,909
Interest paid	(968)	(263)	(42)
Income tax paid	(58,835)	(78,607)	(12,618)
Net cash generated by operating activities	208,273	126,155	20,249
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	—	(50,000)	(8,025)
Proceeds from the disposal of property, plant and equipment	—	412	66
Acquisition of property, plant and equipment	(17,666)	(3,862)	(620)
Acquisition of intangible assets	—	(12,910)	(2,072)
Deposit for land use right	(8,854)	—	—
Interest received	7,517	12,318	1,977
Net cash used in investing activities	(19,003)	(54,042)	(8,674)
Cash flows from financing activities:
Proceeds from short-term bank loans	165,000	82,500	13,242
Repayment of short-term bank loans	(165,000)	(82,500)	(13,242)
Decrease in advance to and from director	(7,738)	—	—
Purchase of treasury shares	(2,832)	(7,741)	(1,243)
Net cash used in financing activities	(10,570)	(7,741)	(1,243)

Net increase in cash and cash equivalents	178,700	64,372	10,332
Cash and cash equivalents at beginning of the period	862,797	1,031,930	165,636
Exchange losses on cash and cash equivalents	(9,567)	(199)	(31)
Cash and cash equivalents at end of the period	1,031,930	1,096,103	175,937